August 29, 2006

Mail Stop 6010

J. Richard Damron, Jr.
President and Chief Executive Officer
Home Diagnostics, Inc.
2400 NW 55th Ct.
Fort Lauderdale, Florida 33309

> **Re:** **Home Diagnostics, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed August 21, 2006**
> **File No. 333-133713**

Dear Mr. Damron:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Liquidity and Capital Resources, page 36

1.   Please discuss the decline in long-term debt from March 31, 2006 to June 30, 2006.

Condensed Consolidated Statement of Changes in Stockholders' Equity, page F-35

2.   We see that you recapitalized your Class A and B common shares on May 9, 2006. Please tell us why you did not retroactively adjust your capital accounts for all periods presented. Refer to SAB Topic 4C and AU Section 711 for guidance.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Eric Atallah at (202) 551-3363 or Angela Crane, Branch Chief at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax): Edwin T. Markham